Exhibit 4.1

                         VELOCITY ASSET MANAGEMENT, INC.
                                 PROMISSORY NOTE
                                $_______________

This Promissory Note is made on April 15, 2005

         BETWEEN the Borrower VELOCITY ASSET MANAGEMENT, INC.


whose address is 48 S. Franklin Turnpike, Ramsey, NJ 07446, referred to as "BORROWER."


         AND the Lender  _________________.


whose address is ______________________________
referred to as the "Lender".

The word "Lender" means the original Lender and anyone else who takes this note by transfer.

         Borrower's Promise to Pay Principal and Interest. In return for a loan that the Borrower received, the Borrower promises to pay the sum of $______________,along with interest at the rate of 7% by means of quarterly payments of $_______________ beginning June 30, 2005 (pro rata) and on the last day of each quarter of the year thereafter, with the last payment being the sum of $____________ and accrued interest. Under any circumstance, and notwithstanding the aforementioned payment schedule, the Borrower will pay all amounts owed under this Note no later than April 15, 2006. All payments will be made to the Lender at my address set forth above.

         RENEWABLE TERM and NOTICE of TERMINATION. Unless the Lender gives notice to the Borrower of his intent to terminate this note in writing at the address for the Borrower set forth above 90 days prior to the due date of all amounts due hereunder, i.e. one (1) year from the date of this note, then this note shall renew for an additional one (1) year term on the same terms and conditions set forth herein, unless otherwise agreed by the Borrower and the Lender prior to the renewal of the term.

         Signatures. I agree to the terms of this Note. If the Borrower is a corporation, its proper corporate officers sign and its corporate seal is affixed.

By:
    ----------------------------
    John C. Kleinert
    President and CEO